Filing of Annual Report on Form 20-F Announcement London, 12 March 2026: The Annual Report on Form 20-F for Unilever PLC for the year ended 31 December 2025 has today been filed with the US Securities and Exchange Commission (SEC). It is available for viewing on the SEC’s website at www.sec.gov and on Unilever’s global website at www.unilever.com/investors/annual-report-and-accounts/. Unilever’s shareholders (including holders of American depositary shares) are advised that hard copies of the 2025 Form 20-F, which includes the audited financial statements, may be received upon request free of charge. For a copy of the report, please contact shareholder.services@unilever.com. -ENDS- Media Contacts Unilever Global Media Relations Press-Office.London@Unilever.com About Unilever Unilever is one of the world’s leading suppliers of Beauty & Wellbeing, Personal Care, Home Care and Foods products, with sales in over 190 countries and products used by 3.7 billion people every day. We have 96,000 employees and generated sales of €50.5 billion in 2025. For more information about Unilever and our brands, please visit www.unilever.com.